UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 18, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 676-5000
(Registrant's telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Colonial BancGroup is furnishing this Current Report on Form 8-K in connection with presentations being made by management on April 18, 2007.

Item 9.01 Financial Statements and Exhibits.

The following exhibits are furnished as Regulation FD Disclosure to this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Presentation materials to be used in Colonial BancGroup's Annual Shareholders' Meeting to be held on April 18, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in these reports are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By /s/ SARAH H. MOORE

Sarah H. Moore
Senior Executive Vice President
and Chief Financial Officer

Date: April 18, 2007

Exhibit 99.1

CELEBRATING 25 YEARS

You'll like it here.

COLONIAL BANCGROUP

Annual Shareholders' Meeting
April 18, 2007

In the Right Places

- 73%[1] of Colonial's Deposits are in four states where the population is expected to grow twice as fast as the rest of the U.S.* - Florida, Georgia, Nevada and Texas
- Branches, Assets and Deposits by State at 12/31/06 are as follows:



305 Branches
AL 92
FL 166
GA 18
NV 15
TX 14



$22.8 Billion in Assets
AL 18%
GA 6%
TX 6%
NV 4%
Corp 10%
FL 56%



$16 Billion in Deposits
AL 24%
GA 5%
TX 4%
NV 5%
Corp 3%
FL 59%

[1]At 12/31/06
*Projected Population change from 2006-2011
Source: US Census Bureau

Superior Projected Population Growth

Colonial BancGroup

2006 - 2011 Population Growth

Colonial BancGroup, Inc.	**11.92 %**
SunTrust Banks, Inc.	10.50
South Financial Group, Inc.	9.90
Compass Bancshares, Inc.	9.88
Synovus Financial Corp.	8.99
Wachovia Corporation	8.61
BB&T Corporation	7.94
Whitney Holding Corporation	7.38
Bank of America Corporation	6.79
Regions Financial Corporation	6.69
Trustmark Corporation	5.21
BancorpSouth, Inc.	4.80
First Horizon National Corporation	4.42
Fifth Third Bancorp	4.30
Median	**7.66 %**
Low	**4.30**
High	**11.92**

Source: SNL Financial.
Deposit data as of 6/30/06.
Population growth deposit weighted by county.

Florida Franchise

Colonial BancGroup

- **Florida, now the 4th most populous state in the U.S. with 18 million people, is projected to pass New York in total population by 2011***
- **5th largest commercial bank in Florida**
- **Florida at 12/31/06 and Pro Forma with Commercial[2]:**

	Branches		Assets		Deposits	
Colonial	166	54%	$12.8 B	56%	$9.4 B	59%
Colonial/Commercial	180	56%	$13.8 B	57%	$10.2 B	60%

- **Strong loan and deposit growth**
  - Loans grew 7%[1] from 12/31/05
  - Average organic deposit growth for 2006 was 13% over 2005
- **Aggressive De Novo Branching Strategy**
  - Plan to open 15-25 branches over the next two years

*Source: SNL Financial
[1]Excluding Mortgage Warehouse Lending
[2]On January 23, 2007, Colonial signed a definitive agreement to acquire Commercial Bankshares, Inc.

Florida Franchise and Current Population



PANHANDLE
Assets = $381 Million
Deposits = $49 Million
2 Branches
CENTRAL FLORIDA
Assets = $3.4 Billion
Deposits = $3.1 Billion
60 Branches
MORTGAGE WHSE.
Assets = $2.5 Billion
Deposits = $489 Million
FLORIDA WEST COAST
Assets = $3.1 Billion
Deposits = $2.8 Billion
56 Branches
SOUTH FLORIDA
Assets = $3.4 Billion
Deposits = $3.0 Billion
48 Branches
Current Population
2,500,000
500,000
100,000
Gulf of Mexico
Atlantic Ocean
THE BAHAMAS
Pensacola
Panama City
Tallahassee
Jacksonville
Palatka
Palm Coast
Ormond Beach
Ocala
Deltona
Titusville
Orlando
Merritt Island
Palm Bay
Palm Harbor
Clearwater
St. Petersburg
Sarasota
Charlotte
Fort Pierce
West Palm Beach
Boynton Beach
Boca Raton
Fort Lauderdale
Hollywood
Miami
Florida Keys
Freeport City

Current Branches   Planned Branches   Commercial Bank Branches

Alabama Franchise


Selmer
Fayetteville
Chattanooga
43
64
65
75
Iuka
Florence
Huntsville
Athens
Sheffield
Russellville
Dalton
72
Decatur
Fort Payne
Summerville
Fulton
Hartselle
53
78
Hamilton
Cullman
Albertville
Centre
Rome
Double Springs
Gadsden
Oneonta
13
Jacksonville
West Point
Fayette
Columbus
82
Tuscaloosa
Hoover
Wedowee
Ashland
UNITED STATES
Eutaw
Clanton
Livingston
Marion
Opelika
Prattville
Demopolis
80
Linden
Selma
Union Springs
ALABAMA
Butler
Thomasville
Waynesboro
Grove Hill
Troy
431
Luverne
Abbeville
Chatom
84
Monroeville
Ozark
Jackson
Elba
Enterprise
65
43
Opp
Geneva
Dothan
84
Bay Minette
85
Crestview
Bonifay
Chipley
29
West
DeFuniak Springs
Pascagoula
Fort Walton Beach
231
Callaway
Panama City

Current Branches   Planned Branches

<u>Alabama</u>
Assets = $4.0 billion
Deposits = $3.9 billion
92 Branches

Georgia Franchise



Cartersville
575
75
140
Woodstock
92
Alpharetta
Cumming
19
20
Big Creek
Buford
985
Sugar Hill
41
Acworth
Kennesaw
Roswell
120
Suwanee
Duluth
Dacula
141
176
G E O R G I A
Sandy Springs
Dunwoody
316
Lawrenc
Dallas
120
Marietta
GWINNETT
Doraville
PAULDING
Powder Springs
Smyrna
North Atlanta
Lilburn
Tucker
C O B B
Vining
Snellville
Austell
Clarkston
78
124
6
Mableton
75
Stone Mountain
Scottdale
Douglasville
70
20
Redan
Atlanta
Lithonia
DOUGLAS
FULTON
DEKALB
East Point
Gresham Park
Panthersville
Conyers
154
92
Forest Park
Lake City
ROCKDALE
Morrow
155
Covington
Fairburn
Union City
CLAYTON
Stockbridge
279
138
Palmetto
Alt 27
29
Tyrone
Jonesboro
20

Georgia
Assets = $1.4 billion
Deposits = $815 million
18 Branches



475
Macon
zella
80
B I B B
Rutland
41
129
Byron
49
Warner Robins
75
Valley
96
11

● Current Branches   ▲ Planned Branches

Texas Franchise

Texas
Assets = $1.4 billion
Deposits = $722 million
14 Branches



Salado
Holland
Florence
Bartlett
Buckholts
Burnet
Granger
Davilla
Bertram
Rockdale
Georgetown
Kingsland
Leander
Thrall
Hutto
Thorndale
Cedar Park
Taylor
Round Rock
Lexington
Jollyville
Manor
Elgin
Rollingwood
Dime Box
Del Valle
Paige
Austin
Garfield
Giddings
Manchaca
Bastrop
Wimberley
Kyle
Cedar Creek
Smithville
San Marcos
Lockhart
Lagrange
Canyon Lake Forest
Oaks Ranch
New Braunfels



Sanger
Pilot Point
Anna
Celina
TEXAS
Krum
DENTON
Decatur
Denton
McKinney
Corinth
Frisco
Farmersville
Greenville
Argyle
Highland Village
The Colony
Allen
Boyd
Justin
Flower Mound
COLLIN
Lucas
Wylie
Caddo Mills
Lewisville
Plano
Briar
Trophy Club
Carrollton
Richardson
Reno
TARRANT
Royse City
Addison
Grapevine
Rowlett
Azle
Pelican Bay
Keller
Garland
ROCKWALL
Colleyville
University Park
Heath
North Richland Hills
Sansom Park
River Oaks
Hurst
Dallas
Mesquite
Haltom City
Grand Prairie
Forney
Terrell
Fort Worth
Pantego
Arlington
Cockrell Hill
Balch Springs
Benbrook
Edgecliff Village
Duncanville
DALLAS
Everman
Cedar Hill
DeSoto
Hutchins
KAUFMAN
Crowley
Lancaster
Combine
Kaufman
Burleson
Mansfield
JOHNSON
Midlothian
Ovilla
Oak Leaf
Ferris
ELLIS
Joshua
Palmer
Kemp
Keene
Waxahachie



Boerne
COMAL
Fair Oaks Ranch
BEXAR
New Braunfels
Garden Ridge
Mico
Helotes
Schertz
Cibolo
Windcrest
Balcones Heights
Olmos Park
St. Hedwig
San Antonio
China Grove
La Vernia
Lytle
Von Ormy
Calavaras Lake
Stockdale
Natalia
Somerset
WILSON
Floresville
Devine
Poth
Poteet

● Current Branches

▲ Planned Branches
10 to 12 in Dallas/Austin in next 3 to 4 years
6 in San Antonio

Nevada Franchise

Nevada
Assets = $966 million
Deposits = $750 million
15 Branches



Nixon
Pah Pah
Range
Wadsworth
Sun Valley
Sparks
80
Fernley
Alt 50
95
Carson
Stillwater Wildlife Management Area
Silver Springs
Virginia
Fallon
Hidden Cave
50
New Washoe City
Range
Virginia City
Carson Lake
Dayton
Carson City
Pine Nut Mountains
Walker
Walker River Indian Reservation
Genoa
Minden
Yerington
Schurz
South Lake Tahoe
West Walker
395



CLARK
NEVADA
15
Bus 95
573
612
Gypsum
95
North Las Vegas
Sunrise Manor
147
595
Winchester
East Las Vegas
593
564
215
Henderson
Mojave
Desert
146
515
McCullough

● Current Branches

▲ Planned Branches
10 to 15 in Las Vegas/ Reno in next 3 years

2006 Financial Highlights

Colonial BancGroup

- Record Earnings Per Share of $1.72, up 13% over 2005
- Record Net Income of $266 million for 2006, up 16% over 2005
- Excellent Credit Quality
- Strong Organic Average Deposit Growth of 13%[1] over 2005
- Solid Period End Loan Growth of 5%[2] over 2005
- Noninterest Income increased 8% over 2005
- Excellent cost control – Noninterest Expenses up less than 1% over 2005

[1]Excluding acquisitions, sale of branches and brokered deposits
[2]Excluding Mortgage Warehouse Lending

Consistent Earnings Per Share Growth

(diluted)



5 Year CAGR = 10%
2001 - 2006
$1.06
$1.26
$1.16
$1.31
$1.52
$1.72
19%
(8)%
13%
16%
13%
2001
2002
2003
2004
2005
2006

Growth in Assets

($ in millions)

Colonial BancGroup



$13,185
$15,815
$16,268
$18,897
$21,426
$22,784
20%
3%
16%
13%
6%
2001
2002
2003
2004
2005
2006

Average Deposits

($ in millions)



3 Year CAGR = 19%
2003 - 2006
87%
$8,433
$8,734
$9,419
$10,862
$13,988
$15,788
4%
8%
15%
29%
13%
13%1
2001
2002
2003
2004
2005
2006

[1]Excluding acquisitions, sale of branches, and brokered deposits

Colonial BancGroup

17 YEARS OF INCREASED DIVIDENDS


$.15
$.16
$.17
$.18
$.20
$.22
$.27
$.30
$.34
$.38
$.44
$.48
$.52
$.56
$.58
$.61
$.68
$.75*
10%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

*Estimated

2006 Total Shareholder Return

Colonial BancGroup

	Total	Annualized
1 Year	11%	11%
2 Year	28%	13%
3 Year	62%	17%
5 Year	115%	17%

Commercial Bank of Florida

Colonial BancGroup

- Headquartered in Miami, FL
- At 12/31/06:
  - $1 billion in assets
  - Total deposits of $841 million
  - Loans of $611 million
- Operates 10 branch locations in Miami-Dade county and 4 in Broward county